Ideanomics, Inc.

1441 Broadway, Suite 5116

New York, NY 10018

January 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ideanomics, Inc.
Registration Statement on Form S-1
File Number 333-269001

Ladies and Gentlemen:

Ideanomics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 1, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William N. Haddad of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with William N. Haddad of Venable LLP, counsel to the Registrant, at (212) 503-9812.

Very truly yours,

Ideanomics, Inc.

By:	/s/ Alfred P. Poor
Name:	Alfred P. Poor
Title:	Chief Executive Officer

cc:	Paula Whitten-Doolin, Ideanomics, Inc.
William N. Haddad, Venable LLP